UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Result of tender offers to purchase notes

São Paulo, April 27, 2022 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP), in addition to the market announcement of April 7, 2022, hereby informs the result of the tender offers to purchase in the international market up to US$ 550,003,000.00 (“Initial Aggregate Tender Amount”), carried out in cash, comprising (i) up to the totality of the 5.250% Notes due in 2026 (“2026 Notes” and such offer, the “2026 Notes Tender Offer”); and (ii) up to the maximum acceptance amount of the 5.250% Notes due in 2029 (“2029 Notes” and, together with the 2026 Notes, the “Notes” and such offer, the “2029 Notes Tender Offer,” together with the 2026 Notes Tender Offer, the “Tender Offers”), both issued by Ultrapar International S.A. (“Ultrapar International”) and outstanding in the international market.

The Tender Offers were limited to the Initial Aggregate Tender Amount, with Ultrapar International having the option to increase the Initial Aggregate Tender Amount up to US$ 600,000,000.00 in aggregate principal amount of Notes, as described in the Tender Offers documents. Considering the results of the 2026 Notes Tender Offer and the selling intentions for the 2029 Notes Tender Offer, Ultrapar International chose to increase the Initial Aggregate Tender Amount to US$ 599,996,000.00 (“Maximum Aggregate Tender Amount”).

2026 Notes Tender Offer. Ultrapar International received and accepted valid offers of US$ 114,329,000.00 in aggregate principal amount of the 2026 Notes, whose settlement took place on April 14, 2022 (except for tenders made via the guaranteed delivery procedure, whose settlement took place on April 18, 2022). Altogether, 20.79% of the outstanding 2026 Notes were purchased.

2029 Notes Tender Offer. Ultrapar International received up to April 25, 2022 (“Early Tender Date”), valid offers of US$ 606,106,000.00 in aggregate principal amount of the 2029 Notes. Since the total value of the 2029 Notes tendered for purchase up to that date exceeded the Maximum Aggregate Tender Amount, the proration procedures indicated in the documents of the Tender Offers was applied, so that the total of 2029 Notes purchased is equivalent to US$ 485,667,000.00 in aggregate principal amount of 2029 Notes. Altogether, 57.14% of the outstanding 2029 Notes were purchased.

Early settlement of the 2029 Notes Tender Offer took place on this date. Although the 2029 Notes Tender Offer is expected to expire on May 6, 2022, having the Maximum Aggregate Tender Amount been reached on the Early Tender Date, no 2029 Note tendered after such date will be accepted for purchase.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any purchase or sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction.

The Tender Offers have not been nor will be registered with the Brazilian Securities Commission. The Tender Offers were not carried out in Brazil, except in circumstances, as applicable, that do not constitute a public offering according to the Brazilian legal and regulatory provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)